News Release
TSX:RMX | NYSE AMEX:RBY December 15, 2010

Rubicon Minerals Exploration Team Awarded the AME-BC, Colin Spence Award
for Excellence in Global Mineral Exploration

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (“Rubicon”) is pleased to announce that its Phoenix Gold Project exploration team, led by CEO, David Adamson has been awarded The Association for Mineral Exploration, British Columbia (AME-BC), 2010 Colin Spence Award. This prestigious honour is given for their role in the discovery and development of the F2 Gold Deposit in Red Lake, Ontario.  The team consists of:  David Adamson, President and CEO, Matthew Wunder, VP-Exploration, Ian Russell, Terry Bursey and Crystal McCullough.

Quoting from the AME-BC news release dated December 14, 2010:

“David Adamson, Matthew Wunder, Ian Russell, Terry Bursey, and Crystal McCullough (The Rubicon Team) of Rubicon Minerals Corporation are awarded the 2010 Colin Spence Award for excellence in global mineral exploration. They are acknowledged for their technical expertise and perseverance in evaluating and recognizing favourable lithologic and structural elements, and then applying the Red Lake deposit model within the geologic framework of the Phoenix Gold Project in the Red Lake Gold Camp to define the potential target that led to the discovery of the high-grade F2 Gold Zone.”

President and CEO and co-recipient David Adamson said: "On behalf of our entire team, I wish to acknowledge the great honour of receiving this award recognizing our discovery in Red Lake. The discovery is testament to the persistence of a technically focused and talented group of explorationists which it is a privilege to work with.”

Previous recipients of the award include Ross J. Beaty, Roman Shklanka, Charles Forster and Mark Rebagliati.

PR10-21                                      For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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